Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 25, 2023

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tidal ETF Trust (the “Tidal Trust”)
Form N-14
File No. 333-273743

Dear Ms. Fettig:

This correspondence responds to accounting-related comments the Tidal Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 21, 2023, with respect to the Form N-14 regarding the proposed reorganization of the Gotham Short Strategies Fund (the “Target Fund”), a series of FundVantage Trust (the “FV Trust”), into the Gotham Short Strategies ETF (the “Acquiring Fund”), which is a newly created series of Tidal Trust.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

PROXY STATEMENT/PROSPECTUS

1.	Please ensure that hyperlinks are included for each document incorporated by reference.

Response: The Tidal Trust confirms the foregoing.

2.	Given this Form N-14 relates to the merger between two different Trusts, are there any valuation differences between the Trusts that would cause a difference on the merger date? If so, the differences would need to be disclosed, and they should be reflected as an adjustment to the cap table.

Response: Tidal Trust confirms that there are no differences between the valuation policies of the Tidal Trust and the FV Trust that would cause a difference in valuation of the investments held by the Target Fund on the merger date.

3.	Regarding the Q&A “Who will pay the costs in connection with the Reorganization?,” please disclose whether the managers will pay the costs whether or not the reorganization is consummated.

Response: Disclosure has been added to state that Gotham and Toroso will pay the costs of the Reorganization whether or not the Reorganization is completed.

4.	The following disclosure appears to be generic “except for any related portfolio transaction costs, which are expected to be de minimis (less than $10,000).” Please tailor the foregoing disclosure to reflect such costs for this transaction.

Response: The response to the question “Who will pay the costs in connection with the Reorganization” has been revised as follows:

The estimated cost of the Reorganization is expected to be approximately $158,500. Gotham, the investment adviser for the Target Fund and sub-adviser for the Acquiring Fund, and Toroso, the investment adviser for the Acquiring Fund, will bear 100% of the Reorganization costs. Although there may be changes to the Target Fund’s portfolio prior to the Reorganization in connection with Gotham’s implementation of the Target Fund’s principal investment strategies, Gotham will not reposition any of the Target Fund’s portfolio due to the Reorganization and, accordingly, there will not be any transaction costs borne by shareholders in connection with the Reorganization. ~~except for any related portfolio transaction costs, which are expected to be de minimis (less than $10,000 ).~~

5.	Regarding the answer to the Q&A “What happens if the Reorganization is not approved?” if possible, please elaborate on what other actions the FundVantage Board may consider. For example, liquidation, merger with another fund, etc.

Response: The Target Fund intends to continue operating as a mutual fund series of the FV Trust if the Reorganization is not approved by shareholders of the Target Fund. The FV Trust does not currently intend to liquidate the Target Fund or pursue a merger with another fund if the Reorganization is not approved. Accordingly, the response to the question has been revised as follows:

“If the Reorganization is not approved by the Target Fund’s shareholders or does not close for any reason, the shareholders will remain shareholders of the Target Fund, and the Target Fund will continue to operate as a mutual fund series of the FundVantage Trust. ~~The FundVantage Board then will consider other actions as it deems necessary or appropriate for the Target Fund.~~”

6.	Regarding the Q&A “What are the fees and expenses of each Fund and what might they be after the Reorganization?,” the Staff notes that the answer includes fees as of the Fund’s September, 2022 fiscal year end. Please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Tidal Trust responds that the fees presented are current in accordance with the requirements of Item 3 of Form N-14. Item 3 of Form N-14 directs the Tidal Trust to provide information using the format prescribed in Item 3 of Form N-1A. The instructions to Item 3 of Form N-1A indicate that “Annual Fund Operating Expenses” should be based on information as of the most recent fiscal year.

7.	For the Annual Operating Expense table, the Staff notes that the Target Fund’s prospectus includes an additional footnote that related to derivative instruments such as swaps and additional costs related to swaps. Please review that footnote to determine whether it should be reflected here as well.

Response: Although the Tidal Trust does not believe the additional footnote is required by Form N-14, the additional footnote has been added for consistency with the N-1A registration statement.

8.	Below the table showing costs for 1, 3, 5, and 10-year periods, the Staff notes that the footnote appears contradictory to the lead-in to the fee table. Further, it does not appear required by Form N-14. Consider removing the footnote.

Response: The aforementioned footnote has been removed from the document.

9.	For the Q&A question, "Will the Target Fund reposition any of its portfolio in connection with to the Reorganization?", the response is: “The Target Fund does not anticipate any material repositioning of its portfolio in connection with the Reorganization.” If possible, please provide a clearer and more definitive statement, especially considering this is a shell merger. If there will be a repositioning the Fund’s portfolio, please explain.

Response: The aforementioned response has been replaced with the following:

“Although there may be changes to the Target Fund’s portfolio prior to the Reorganization in connection with Gotham’s implementation of the Target Fund’s principal investment strategies, Gotham will not reposition any of the Target Fund’s portfolio due to the Reorganization and, accordingly, there will not be transaction costs borne by shareholders in connection with the Reorganization.”

10.	Please confirm to the Staff that future applicable filings will include the change in accountant disclosures. Please reference IM Dear CFO Letter 1998-04.

Response: The Tidal Trust confirms that the Fund will include in future applicable filings, the aforementioned change in accountant disclosures.

11.	The third bullet point under the section heading “Reasons for the Reorganization,” states that “The total annual fund operating expenses of the Acquiring Fund are expected to be the same as those of the Target Fund.” Actually, the Staff believes that “the net expense are expected to be the same.” Please update the disclosure accordingly.

Response: The third bullet point has been revised as follows:

“Total annual fund operating expenses for the Target Fund are higher than the expected total annual fund operating expenses for the Acquiring Fund and the total annual fund operating expenses after fee waiver and/or expense reimbursement for the Target Fund are the same as the expected total annual fund operating expenses for the Acquiring Fund.”

12.	With respect to the second Q&A “Who will pay the expenses of the Reorganization?,” please make the same changes as requested via Comments 3 and 4 above.

Response: The Tidal Trust confirms that corresponding changes have been made consistent with the responses to Comments 3 and 4 above.

13.	For the capitalization table, the Staff generally likes to see the table dated currently (e.g., within 30 days of filing date). Please either (1) update the information in the table to a more current date, or (2) confirm to the Staff in correspondence that there has been no material change to capitalization since the date presented.

Response: The Tidal Trust notes that Form N-14 does not specify a date as of which the capitalization table should be completed but has updated the capitalization table as follows with information as of July 31, 2023:

	Target Fund	Pro Forma- Acquiring Fund after Reorganization (estimated)
Net Assets	$18,065,674	$18,065,674
Total Shares Outstanding	2,358,891	2,358,891
Net Asset Value Per Share	$7.66	$7.66

14.	Please disclose the amount of capital loss carryforwards available to the Target Fund.

Response: The following disclosure has been added to the second-to-last paragraph under “Federal Income Tax Consequences of the Reorganization”:

At September 30, 2022, the Target Fund had short-term capital loss carryforwards of $31,595 and long-term capital loss carryforwards of $14,849,627 which are available to the Acquiring Fund.

STATEMENT OF ADDITIONAL INFORMATION

15.	The Staff notes that the disclosure under “General Information” appears to include all of the requisite disclosures. However, the Staff requests that a heading titled “Supplemental Financial Information” be included before the last half of the second paragraph.

Response: The Tidal Trust confirms the requested heading has been added.

16.	With respect to the last paragraph under “General Information,” please provide more detail regarding the statement that “. . . the Reorganization is not expected to result in a material change to the Target Fund’s investment portfolio . . .” Or, add a disclosure that quantifies the term “material.”

Response: The aforementioned disclosure has been revised as follows:

The Reorganization will not result in a change to the Target Fund’s investment portfolio due to the investment objectives and restrictions of the Acquiring Fund ~~Because the Acquiring Fund has substantially similar principal investment strategies as the Target Fund, the Reorganization is not expected to result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.~~ Accordingly, a schedule of investments of the Target Fund modified to reflect such change is not included.

17.	Please confirm that all of the hyperlinks correctly link to the corresponding documents.

Response: The Trust confirms that all of the hyperlinks accurately reference the corresponding documents.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC